

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2024

Xuedong Tian
Chief Executive Officer
Feutune Light Acquisition Corporation
48 Bridge Street, Building A
Metuchen, New Jersey 08840

> **Re: Feutune Light Acquisition Corporation**
> **Registration Statement on Form S-4**
> **Filed on February 8, 2023**
> **File No. 333-275933**

Dear Xuedong Tian:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 3, 2024 letter.

Registration Statement on Form S-4 filed on February 8, 2024

Executive Compensation
Outstanding Equity Awards at Fiscal Year-End, page 212

1. Please update your compensation disclosure with respect to the Outstanding Equity Awards and the Non-Employee Director Compensation to reflect the fiscal year ended December 31, 2023.

2. We note in footnote 4 to the table that 10,000 options granted to Pok Man Ho expired January 1, 2024. Please update the outstanding equity awards as of the most recent date practicable.

       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Arila Zhou